UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
________________________

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER
________________________

SMARTHEAT INC.

(Exact name of registrant as specified in its charter)

Nevada	001-34246	98-0514768
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
60 East Ren-Min Road Da-Chai Dan Town Xai Xi County, Qing Hai Province		8100000
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: (86) 097-782-8122

A-1, 10, Street 7, Shenyang Economic and Technological Development Zone

Shenyang, China

(Former Address, if Changed Since the Last Report)

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS
REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED, AND YOU ARE
REQUESTED NOT TO SEND THE COMPANY A PROXY.

SMARTHEAT INC.

60 East Ren-Min Road
Da-Chai Dan Town
Xai Xi County, Qing Hai Province 8100000

INFORMATION STATEMENT

PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE

ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about February 6, 2019, to the holders of record at the close of business on January 22, 2019 (the "Record Date") of shares of the common stock, par value $0.001 per share ("Common Stock") of Smartheat, Inc., a Nevada  corporation (the "Company"), in connection with the change of control and composition of the board of directors of the Company (the "Board of Directors") as contemplated by that certain Share Exchange Agreement and Plan of Reorganization (the “Share Exchange Agreement”), dated December 31, 2018, by and among the Company, Mid-Heaven Sincerity International Resources Investment Co., Ltd, a company incorporated under the laws of the British Virgin Islands (“Mid-Heaven”), Mao Zhang, Jian Zhang, and Ying Zhao, constituting all of the shareholders of Mid-Heaven (the “Mid-Heaven Shareholders”).  Pursuant to the terms of the Share Exchange Agreement, on December 24, 2018 (the "Closing Date"), as amended on January 24, 2019 the Company will issue an aggregate of 106,001,971 shares of its Common Stock to the Mid-Haven Shareholders as consideration for the exchange of 100% of the ownership shares of Mid-Heaven (the “Acquisition”) and Mid-Haven and became a wholly-owned subsidiary of the Company.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders.

On the Record Date, 75,000,000 shares of Common Stock were issued and outstanding, with the holders thereof being entitled to cast one vote per share.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On December 31, 2018, the Company completed a series of transactions set forth in the Share Exchange Agreement and Plan of Reorganization (the “Share Exchange Agreement”), dated December 31, 2018, by and among the Company, Mid-Heaven Sincerity International Resources Investment Co., Ltd, a company incorporated under the laws of the British Virgin Islands (“Mid-Heaven”), Mao Zhang, Jian Zhang, and Ying Zhao, constituting all of the shareholders of Mid-Heaven (the “Mid-Heaven Shareholders”) whereby the Company issued an aggregate of 186,588,264 shares of its common stock, par value $.001 per share (the Common Stock”) to the Mid-Haven Shareholders as consideration for the exchange of 100% of the ownership shares of Mid-Heaven (the “Acquisition”). In connection with the transaction, Mao Zhang will be issued 141,919,034 shares of Common Stock, Jian Zhang will be issued 39,015,606 shares of Common Stock and Ying Zhao will be issued 5,653,624 shares of Common Stock representing 53.2%, 14.6% and 2.1% of the issued and outstanding stock, respectively, upon the effective date of a Schedule 14C relating to the increase of the authorized shares of the Company to 500,000,000 shares which has been approved by written consent by a majority of the stockholders of the Company.

On January 24, 2019, the Share Exchange Agreement was amended to reduce the number of shares of Common Stock issued to the Mid-Haven Shareholders from 186,588,264 shares to 106,001,971 shares. As a result, Mao Zhang will be issued 80,625,099 shares of Common Stock, Jian Zhang will be issued 22,165,012 shares of Common Stock and Ying Zhao will be issued 3,211,860 shares of Common Stock representing approximately 43.3%, 11.9% and 1.73% of the issued and outstanding stock, respectively, after the effective date of the increase of the authorized shares of Common Stock of the Company to 500,000,000.

The Share Exchange Agreement provides for certain limitations on actions taken by the Company until such effective date and proxies will be executed to grant the Mid-Haven Shareholders voting power consistent with the foregoing ownership percentages expiring upon the effective date of Schedule 14C.

On February 4, 2019, Northtech Holdings Inc. granted proxies to Mao Zhang, Jian Zhang and Zhao Ying to vote respectively 31,221,070, 8,491,481 and 1,230,472 shares of the Company’s Common Stock or approximately 41.5%, 11.32% and 1.64% respectively of the issued and outstanding stock of the Company. The proxies shall automatically expire upon issuance of shares due to the Mid-Haven Shareholders. After granting the proxies Northtech holds approximately 38.5% and Mr. Jimin Zhang holds approximately 1.2% of the Company’s issued and outstanding common stock.

The shares of Common Stock were issued to the Mid-Haven Shareholders pursuant to exemptions under Section 4(a)(2) of the Securities Act of 1933, as amended and Regulation S thereunder. Mid-Haven, through two subsidiaries, owns 100% of Qing Hai Mid-Heaven Boron & Lithium Technology Company, Ltd. (“Qing Hai Technology”). The Acquisition was structured as a tax-free reorganization.

Additionally, the Share Exchange Agreement provides for the resignation and election of certain directors of the Company, subject to compliance with Section 14(f) of the Exchange Act and the rules of the Securities and Exchange Commission ("SEC") thereunder.  The transactions contemplated by the Share Exchange Agreement, including the change in composition of the Board of Directors of the Company as described herein, will result in a change of control of Smartheat.

Until the Closing Date, Mr. Kenneth Scipta, Ms. Hunajun Ai and Mr. Yangkai Wang were the officers of Smartheat, and Qingtai Kong, Xin Li and Weiguo Wang were directors of Smartheat.  On the Closing Date, Mr. Qingtai Kong, Mr. Xin Li and Mr. Weiguo Wang, submitted their resignation from Smartheat's Board of Directors (the "Board") and appointed Mr. Mao Zhang, Mr. Jimin Zhang, Mr. Xing Hai Li, and Mr. Liguo Zhang to serve on the Board. The appointment of Mr. Jimin Zhang, Mr. Xing Hai Li, and Mr. Liguo Zhang will become effective on the 10th day following the filing of the Schedule 14F with the SEC (the "Effective Date"), while the appointment of Mao Zhang became effective at closing.

On the Closing Date, Mr. Kenneth Scipta, Ms. Hunajun Ai and Mr. Yangkai Wang also submitted their resignations as the officers of the Company, and on the same date, the Board appointed Mr. Mao Zhang as Chairman of the Board of the Company, Jimin Zhang as the Chief Executive Officer of the Company, Mr. Xudong Wang as the as the Chief Financial Officer of the Company, effective immediately.

At the time of their appointment, the incoming directors had not been directors of Smartheat, did not hold any positions with Smartheat, nor, except as disclosed below for Mr. Jimin Zhang, have they been involved in any transactions with Smartheat, nor any of its directors, executive officers, affiliates or associates who are required to be disclosed pursuant to the rules and regulations of the SEC. Mr. Jimin Zhang is the director and beneficial owner of Northtech Holdings, Inc., a former creditor and current majority stockholder of Smartheat. To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person's involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following sets forth information as of the Record Date, regarding the number of shares of our Common Stock beneficially owned by (i) each person that we know beneficially owns more than 5% of our outstanding Common Stock, (ii) each of our named executive officers, (iii) each of our directors and (iv) all of our named executive officers and directors as a group. The amounts and percentages of our Common Stock beneficially owned are reported on the basis of SEC rules governing the determination of beneficial ownership of securities. Under the SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days through the exercise of any stock option, warrant or other right. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Unless otherwise indicated, each of the stockholders named in the table below, or his or her family members, has sole voting and investment power with respect to such shares of our Common Stock. As of the Record Date, there were 75,000,000 shares of our Common Stock issued and outstanding.

Except as otherwise indicated, the address of each of the stockholders listed below is: 60 East Ren-Min Road

Da-Chai Dan Town, Xai Xi County, Qing Hai Province, 8100000:

Name of beneficial owner	Number of shares		Percent of class
5% Stockholders
Northtech Holdings Inc. Mill Mall 5, Wickhams Cay 1 P.O. Box 3085 Road Town, Tortola British Virgin Islands	66,316,601	(1)	93.75%

Directors and Named Executive Officers
Jimin Zhang, Chief Executive Officer	850,800		1.1%

Kenneth Scipta, Director	50,000		*
All Directors and Named Executive Officers as a Group (1 Persons)	50,000		94.9%

(1) Jimin Zhang has investment and voting power over all of the shares of common Stock held by Northtech Holdings, Inc. and is the indirect beneficial owner of all of their shares.

Changes in Control

We are not aware of any person who owns of record, or is known to own beneficially, five percent or more of our outstanding securities of any class, other than as set forth above.   There are no current arrangements which will result in a change in control, other than as described above under "Change of Control and Change of Board of Directors."

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, NOMINEES, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following sets forth information about our directors, nominees and executive officers as of the date of this report:

Name	Age	Position
Mao Zhang	73	Chairman of the Board of Directors
Jimin Zhang	53	Chief Executive Officer and Director
Xing Hai Li	56	Director
Liguo Zhang	53	Director
Kenneth Scipta	75	Director

(1)  Mr. Mao Zhang, Xing Hai Li and Liguo Zhang will become directors on the tenth day following the mailing of the Information Statement to our stockholders, which such mailing is expected to occur on or about February 6, 2019.

Mao Zhang, age 73, is the Chairman of the Board of Smartheat and General Manager of Qing Hai Technology. Mr. Zhang has been the General Manager of Qing Hai Mid-Heaven Boron & Lithium Mining Company, Ltd. (“Qing Hai Mining”) Since its inception on March 6, 2001. Mr. Zhang also serves as the Vice Chairman of the Boron Chemical Branch of China Inorganic Salts Industry Association. Mr. Zhang will be paid a salary of $10,000 per month.

Jimin Zhang, age 53, is the Chief Executive Officer and a director of Smartheat. For the past five years Mr. Zhang has been the managing director of the Zhang’s family office. Since March of 2018, Mr. Zhang served as a financial and operations consultant to Qing Hai Mining and supervised the carve out of Qing Hai Technology from Qing Hai Mining. Mr. Zhang is the Managing Director of Northtech Holdings, Inc., the former majority stockholder and creditor of Smartheat. Mr. Zhang will be paid a salary of $10,000 per month.

Xing Hai Li, age 56, serves as a director of Smartheat. For the past five years Mr. Li has been a professor at Central South University of China’s School of Metallurgy and Environment where he has published numerous articles on materials, lithium ion batteries, metallurgical engineering, electrochemistry and conductivity.

Liguo Zhang, age 53, serves as a director of Smartheat. For the past five years Mr. Zhang has served as a managing partner of the Guo Feng Law Firm where he practices corporate and securities law.

Kenneth Scipta, Former President Director

Kenneth Scipta was appointed to our Board of Directors and as Chairman of our Audit Committee on July 10, 2012 and as our President on November 29, 2016. Mr. Scipta, a certified public accountant, has over 35 years of relevant accounting experience, and has served on several boards of directors. From 1993 to 1996, Mr. Scipta was the president and a board member of Mid-West Springs Manufacturing Company, a NASDAQ traded company, where he was responsible for day to day operations, planning, administration and financial reporting. Upon Mr. Scipta’s resignation he assumed the duties of president of the special products division, which included catalog sales, die springs and the development of international sales. Previously, from 1979-1993, Mr. Scipta served in various positions such as president, vice president of finance and vice president of sales and marketing for Mid-West’s primary subsidiary. From 1998 to 2006, Mr. Scipta was the chief executive officer and a board member of First National Entertainment Company, a multi-million dollar company traded on NASDAQ.

Family Relationships

There are no family relationships on the Board of Directors or between the officers of the Company.

CORPORATE GOVERNANCE

Term of Office

Directors are appointed for a one-year term to hold office until the next annual general meeting of stockholders or until removed from office in accordance with our bylaws. Our officers are appointed by our Board and hold office until removed by our Board.

All officers and directors listed above will remain in office until the next annual meeting of our stockholders, and until their successors have been duly elected and qualified. Our bylaws provide that officers are appointed annually by our Board and each executive officer serves at the discretion of our Board.

Director Independence

We use the definition of "independence" of The NASDAQ Stock Market to make this determination.  NASDAQ Listing Rule 5605(a)(2) provides that an "independent director" is a person other than an officer or employee of the Company or any other individual having a relationship, which, in the opinion of the Company's Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.  The NASDAQ listing rules provide that a director cannot be considered independent if:

●	the director is, or at any time during the past three years was, an employee of the Company;
●

the director or a family member of the director accepted any compensation from the Company in excess of $120,000 during any period of 12 consecutive months within the three years preceding the independence determination (subject to certain exclusions, including, among other things, compensation for board or board committee service);

●	a family member of the director is, or at any time during the past three years was, an executive officer of the company;
●

the director or a family member of the director is a partner in, controlling stockholder of, or an executive officer of an entity to which the Company made, or from which the Company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exclusions);

●

the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three years, any of the executive officers of the Company served on the compensation committee of such other entity; or

●

the director or a family member of the director is a current partner of the Company's outside auditor, or at any time during the past three years was a partner or employee of the Company's outside auditor, and who worked on the Company's audit.

Smartheat's Common Stock is not currently quoted or listed on any national exchange or interdealer quotation system with a requirement that a majority of our board of directors is independent and, therefore, the Company is not subject to any director independence requirements. Under the NASDAQ standards described above, the Company believes that Kenneth Scipta, Xing Hai Li and Liguo Zhang will be independent directors.

Committees of the Board of Directors

It is the intention of the board of directors to form three standing committees: Audit, Compensation and Nominating. Actions taken by our committees are reported to the full board. Each of our committees is expected to adopt a charter and each charter will be posted on our website.

Proposed Audit Committee	Proposed Compensation of Committee	Proposed Nominating Committee
Kenneth Scipta*	Kenneth Scipta	Kenneth Scipta
Xing Hai Li	Xing Hai Li	Xing Hai Li*
Liguo Zhang	Liguo Zhang*	Liguo Zhang

Audit Committee

The Audit Committee as proposed, will consist of three directors, provides assistance to our board in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, financial reporting, internal control and compliance functions of the company. Our audit committee will employ an independent registered public accounting firm to audit the financial statements of the company and perform other assigned duties. Further, the audit committee will provide general oversight with respect to the accounting principles employed in financial reporting and the adequacy of our internal controls. In discharging its responsibilities, our audit committee may rely on the reports, findings and representations of the Company's auditors, legal counsel, and responsible officers. The board has determined that all proposed members of the audit committee are financially literate within the meaning of SEC rules and under the current listing standards of the Nasdaq Capital Market.  The board has not determined if it will have an audit committee financial expert serving on its audit committee.

Compensation Committee

The proposed Compensation Committee, will consist of three directors, establishes executive compensation policies consistent with the company's objectives and stockholder interests. Our compensation committee will also review the performance of our executive officers and establishes, adjust and award compensation, including incentive-based compensation. In addition, our compensation committee generally will be responsible for:

●	establishing and periodically reviewing our compensation philosophy and the adequacy of compensation plans and programs for our directors, executive officers and other employees;

●

overseeing our compensation plans, including the establishment of performance goals under the company's incentive compensation arrangements and the review of performance against those goals in determining incentive award payouts;

●	overseeing our executive employment contracts, special retirement benefits, severance, change in control arrangements and/or similar plans;

●	acting as administrator of any company stock option plans; and

●	overseeing the outside consultant, if any, engaged by the compensation committee.

The Compensation Committee will periodically review the compensation paid to our non-employee directors and the principles upon which their compensation is determined.

Outside consulting firms retained by our Compensation Committee and management also will, if requested, provide assistance to the Compensation Committee in making its compensation-related decisions.

The board does not have a nominating committee. The board has not adopted a policy regarding consideration of any director candidates recommended by shareholders.

Nominating Committee

The Nominating Committee, which will be comprised of three independent members of the board takes the lead in developing and implementing policies that are intended to ensure that the Board of Directors will be appropriately constituted and organized to meet its fiduciary obligations to the Company and its stockholders and identify individuals qualified to become members of the Board of Directors.

Shareholder Communications

The Board of Directors will give appropriate attention to written communications that are submitted by shareholders and will respond as the Board deems appropriate. Absent unusual circumstances or as contemplated by committee charters, the Chairperson of the Board primarily will be responsible for monitoring communications from shareholders and providing copies or summaries of such communications to the other directors as he or she deems appropriate. Shareholders and other interested parties who wish to send communications on any topic to the Board should address such communications to: Chairperson of the Board, c/o 60 East Ren-Min Road, Da-Chai Dan Town, Xai Xi County, Qing Hai Province 8100000 .

Involvement in Certain Legal Proceedings

To our knowledge, none of our current directors or executive officers has, during the past ten years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
●

had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

●

been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●

been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●

been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●

been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Except as set forth in our discussion below in "Certain Relationships and Related Transactions," none of our directors or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS,

AND DIRECTOR INDEPENDENCE

Related Party Transactions

Mr. Jimin Zhang, or Chief Executive Officer is the owner and managing director of Northtech Holdings, Inc. On December 31, 2018, the Company completed a series of transactions set forth in the Share Exchange Agreement and Plan of Reorganization (the “Share Exchange Agreement”), dated December 31, 2018, by and among the Company, Mid-Heaven Sincerity International Resources Investment Co., Ltd, a company incorporated under the laws of the British Virgin Islands (“Mid-Heaven”), Mao Zhang, Jian Zhang, and Ying Zhao, constituting all of the shareholders of Mid-Heaven (the “Mid-Heaven Shareholders”) whereby the Company issued an aggregate of 186,588,264 shares of its common stock, par value $.001 per share (the Common Stock”) to the Mid-Haven Shareholders as consideration for the exchange of 100% of the ownership shares of Mid-Heaven (the “Acquisition”). In connection with the transaction, Mao Zhang will be issued 141,919,034 shares of Common Stock, Jian Zhang will be issued 39,015,606 shares of Common Stock and Ying Zhao will be issued 5,653,624 shares of Common Stock representing 53.2%, 14.6% and 2.1% of the issued and outstanding stock, respectively, upon the effective date of a Schedule 14C relating to the increase of the authorized shares of the Company to 500,000,000 shares which has been approved by written consent by a majority of the stockholders of the Company.

On January 24, 2019, the Share Exchange Agreement was amended to reduce the number of shares of Common Stock issued to the Mid-Haven Shareholders from 186,588,264 shares to 106,001,971 shares. As a result, Mao Zhang will be issued 80,625,099 shares of Common Stock, Jian Zhang will be issued 22,165,012 shares of Common Stock and Ying Zhao will be issued 3,211,860 shares of Common Stock representing approximately 43.3%, 11.9% and 1.73% of the issued and outstanding stock, respectively, after the effective date of the increase of the authorized shares of Common Stock of the Company to 500,000,000.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, none of the officers, directors or stockholders of the Company was delinquent in any necessary filings under Section 16(a).

EXECUTIVE COMPENSATION

The following summary compensation table sets forth the total annual compensation paid or accrued by us to or for the account of our principal executive officer during the last completed fiscal year and each other executive officer whose total compensation exceeded $100,000 in either of the last two fiscal years:

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Nonequity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Kenneth Scipta	2017	$30,000	$	$	$	$	$	$	$30,000
President	2018	30,000							30,000
Yingkai Wang	2017	21,242							21,242
Chief Accounting Officer	2018	21,242							21,242

Director Compensation

Historically, the non-management Directors of the Company have not received any cash compensation.

Outstanding Equity Awards at Fiscal Year-End Table

At December 31, 2017, the Company had no outstanding equity awards.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC's Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 5, 2019	Smartheat, Inc.

	By:	/s/ Jimin Zhang
Jimin Zhang
Chief Executive Officer